UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SAFESTITCH MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78645Y102

(CUSIP Number)

Joshua Weingard

SafeStitch Medical, Inc.

Chief Legal Officer

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78645Y102

1	NAME OF REPORTING PERSON Jane Hsiao, Ph. D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES OWNED BY EACH PERSON WITH	7	SOLE VOTING POWER 15,726,151 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,726,151 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,726,151
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes: (a) options to purchase 375,000 shares of Common Stock which have vested or will vest within 60 days of this filing; (b) warrants to purchase 2,000,000 shares of Common Stock; and (c) 1,913,470 shares of Common Stock held by Hsu Gamma Investments, L.P., a limited partnership formed under the laws of the State of Delaware, of which the Reporting Person is the general partner. Dr. Hsiao disclaims beneficial ownership of the securities held by Hsu Gamma Investments, L.P., except to the extent of her pecuniary interest therein.
(2)	The percentage of beneficial ownership is based upon 61,699,276 shares of Common Stock outstanding as of May 15, 2013.

CUSIP No. 78645Y102

ITEM 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2007, by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Jane Hsiao, Ph.D. (“Dr. Hsiao” or the “Reporting Person”) with respect to the common stock, $0.001 par value (the “Common Stock”), of SafeStitch Medical, Inc. (f/k/a Cellular Technical Services Company, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida 33137.

Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Original 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The 447,500 shares of 10.0% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), the purchases of shares of Common Stock in private placements and the open market purchases of shares of Common Stock, in each case, discussed in Item 5, acquired (a) by Dr. Hsiao, have been acquired using her personal funds and (b) by Hsu Gamma Investments, L.P., a Delaware limited partnership (“Hsu Gamma”), of which Dr. Hsiao is the general partner, have been acquired using its working capital.

In connection with the conversion of the Series A Preferred Stock, Hsu Gamma was issued an aggregate of 553,470 shares of Common Stock on September 10, 2010 (the “Conversion Date”) for no additional cash consideration. Effective September 10, 2010, Hsu Gamma, as a holder of Series A Preferred Stock, elected to convert an aggregate of 447,500 shares of the Series A Preferred Stock pursuant to the terms of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 10.0% Series A Cumulative Convertible Preferred Stock, and Qualifications, Limitations and Restrictions Thereof (the “Certificate of Designation”). On the Conversion Date, for each converted share of Series A Preferred Stock, Hsu Gamma became entitled to receive one share of Common Stock plus all accrued and unpaid dividends (“Unpaid Dividends”) thereon through the Conversion Date, which Unpaid Dividends were paid in shares of Common Stock in accordance with the Certificate of Designation. Hsu Gamma was issued 29,709 shares of Common Stock as a result of the Unpaid Dividends.

Pursuant to an offer by the Issuer described in Item 5 below, Hsu Gamma was issued an additional 76,261 shares of Common Stock as Consideration Shares (as defined below) upon conversion of the Series A Preferred Stock.

In connection with the exercise by The Frost Group, LLC, of which Dr. Hsiao is a member, of warrants to purchase 785,383 shares of Common Stock, the Issuer issued 785,383 shares of Common Stock to The Frost Group, LLC, and The Frost Group, LLC distributed all of these shares to its members. In such distribution, Dr. Hsiao received 133,716 shares of Common Stock.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

All shares of Common Stock acquired by the Reporting Person since the filing of the Original 13D with the SEC have been acquired for investment purposes. The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

CUSIP No. 78645Y102

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

Prior to 60 days before the date of this Amendment:

Dr. Hsiao was granted an option to purchase 15,000 shares of Common Stock at an exercise price of $3.10 per share. These options have vested.

Hsu Gamma purchased 60,000 shares of Common Stock from the Issuer in a private transaction at a purchase price of $2.15 per share. The Issuer issued these shares in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder.

Dr. Hsiao was granted an option to purchase 60,000 shares of Common Stock at an exercise price of $0.80 per share. These options have vested.

Hsu Gamma purchased 447,500 shares of Series A Preferred Stock at a purchase price of $1.00 per share, which shares were convertible into 447,500 shares of Common Stock.

Dr. Hsiao was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $1.20 per share. These options have vested.

The Issuer entered into a stock purchase agreement with 20 investors pursuant to which such investors agreed to purchase an aggregate of 4,978,000 shares of Common Stock at a price of $1.00 per share. Hsu Gamma purchased 1,300,000 of such shares. The Issuer agreed to issue such shares in reliance upon the exemption from registration under Section 4(2) of the Securities Act. Each investor represented to the Issuer that such person was an “accredited investor” as defined in Rule 501(a) under the Act and that such investor’s shares were being acquired for investment purposes. Such shares will not be registered under the Securities Act and will be “restricted securities” as that term is defined by Rule 144 under the Securities Act and no registration rights have been granted.

The holders of the Series A Preferred Stock elected to convert an aggregate of 4,000,000 shares of the Series A Preferred Stock pursuant to the terms of the Certificate of Designation. On the Conversion Date, for each converted share of Series A Preferred Stock, the holder thereof became entitled to receive one share of Common Stock, plus all Unpaid Dividends thereon through the Conversion Date, which Unpaid Dividends were paid in shares of Common Stock in accordance with the Certificate of Designation. To encourage the holders of Series A Preferred Stock to voluntarily convert their respective shares of Series A Preferred, the Issuer offered to each holder who converted his or her shares of Series A Preferred Stock on or prior to the Conversion Date the number of shares of Common Stock (the “Consideration Shares”) equal to the difference between (a) the number of shares of Common Stock issuable pursuant to a holder-initiated conversion of Series A Preferred Stock on March 31, 2012 and (b) the number of shares of Common Stock issuable pursuant to a holder-initiated conversion of Series A Preferred Stock on the date on which conversion had been elected, each as calculated in accordance with the Certificate of Designation. An aggregate of 697,462 Consideration Shares were issued as a result of the conversion of the 4,000,000 shares of Series A Preferred Stock, of which 76,261 Consideration Shares were issued to Hsu Gamma. The Issuer agreed to issue the Consideration Shares in reliance upon the exemption from registration under Section 4(2) of the Securities Act. Each holder of Series A Preferred Stock had previously represented to the Issuer that such person was an “accredited investor” as defined in Rule 501(a) under the Securities Act and that such holders’ Series A Preferred Stock was were being acquired for investment purposes. The Consideration Shares will not be registered under the Securities Act and will be “restricted securities” as that term is defined by Rule 144 under the Securities Act and no registration rights have been granted.

Dr. Hsiao was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $1.12 per share. These options have vested.

CUSIP No. 78645Y102

Dr. Hsiao was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $0.65 per share. These options have vested.

The Issuer entered into a stock purchase agreement with 35 investors pursuant to which such investors agreed to purchase an aggregate of 20,794,000 shares of Common Stock at a price of $0.40 per share. Dr. Hsiao purchased 4,500,000 of such shares. The Issuer agreed to issue such shares in reliance upon the exemption from registration under Section 4(2) of the Securities Act. Each investor represented to the Issuer that such person was an “accredited investor” as defined in Rule 501(a) under the Act and that such investor’s shares were being acquired for investment purposes. Such shares will not be registered under the Securities Act and will be “restricted securities” as that term is defined by Rule 144 under the Securities Act and no registration rights have been granted.

The Frost Group, LLC, of which Dr. Hsiao is a member, exercised warrants to purchase 785,383 shares of Common Stock at an exercise price of $0.25 per share and the Issuer issued to The Frost Group, LLC the underlying 785,383 shares of Common Stock. The Frost Group, LLC distributed all of these shares of Common Stock to its members and, in such distribution, Dr. Hsiao received 133,716 shares of Common Stock and the other members received the balance of the shares.

During the 60 days before the date of this Amendment:

On March 22, 2013, the Issuer entered into a stock purchase agreement with 17 investors pursuant to which such investors agreed to purchase in a private placement an aggregate of 12,096,000 shares of Common Stock at a price of $0.25 per share. Included in this private placement was the issuance of warrants to purchase 6,048,000 shares of Common Stock, representing one warrant for every two shares of Common Stock purchased, with an exercise price of $0.33 per share and a five year expiration. Dr. Hsiao purchased 4,000,000 of such shares and received 2,000,000 of such warrants. The Issuer agreed to issue such shares and such warrants in reliance upon the exemption from registration under Section 4(2) of the Securities Act. Each investor represented to the Issuer that such person was an “accredited investor” as defined in Rule 501(a) under the Act and that such investor’s shares and warrants were being acquired for investment purposes. Such shares and the shares underlying such warrants will not be registered under the Securities Act and will be “restricted securities” as that term is defined by Rule 144 under the Securities Act and no registration rights have been granted.

On April 23, 2013, Dr. Hsiao was granted an option to purchase 200,000 shares of Common Stock at an exercise price of $0.45 per share. The options will vest on April 23, 2014.

The Reporting Person’s beneficial ownership of Common Stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Jane Hsiao, Ph. D.	15,726,151	(2)	24.5%

(1)	The percentage of beneficial ownership is based upon 61,699,276 shares of Common Stock outstanding as of May 15, 2013.
(2)	Includes: (a) options to purchase 375,000 shares of Common Stock which have vested or will vest within 60 days of this filing; (b) warrants to purchase 2,000,000 shares of Common Stock; and (c) 1,913,470 shares of Common Stock held by Hsu Gamma Investments, L.P., a limited partnership formed under the laws of the State of Delaware, of which Dr. Hsiao is the general partner. Dr. Hsiao disclaims beneficial ownership of the securities held by Hsu Gamma Investments, L.P., except to the extent of her pecuniary interest therein.

CUSIP No. 78645Y102

Items 7 through 10, including the footnotes thereto, set forth on the cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

In connection with the private placement in which Hsu Gamma purchased 60,000 shares of Common Stock, Hsu Gamma entered into a subscription agreement with the Issuer containing terms, disclosure, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act, pursuant to Section 4(2) therein and Rule 506 of Regulation D promulgated thereunder.

In connection with the private placement in which Hsu Gamma purchased 1,300,000 shares of Common Stock, Hsu Gamma entered into a stock purchase agreement with the Issuer containing terms, disclosure, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act, pursuant to Section 4(2) therein and Rule 506 of Regulation D promulgated thereunder.

In connection with the private placement in which Dr. Hsiao purchased 4,500,000 shares of Common Stock, Dr. Hsiao entered into a stock purchase agreement with the Issuer containing terms, disclosure, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act, pursuant to Section 4(2) therein and Rule 506 of Regulation D promulgated thereunder.

In connection with the private placement in which Dr. Hsaio purchased 4,000,000 shares of Common Stock and received 2,000,000 warrants, Dr. Hsiao entered into a stock purchase agreement with the Issuer containing terms, disclosure, covenants and conditions that are customary in private securities transactions exempt from registration under the Securities Act, pursuant to Section 4(2) therein and Rule 506 of Regulation D promulgated thereunder.

The foregoing descriptions of the subscription agreement and the stock purchase agreements do not purport to be complete and are qualified in their entirety by reference to such respective agreements, which are filed as exhibits hereto and incorporated into this Item 6 by reference.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.5	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 29, 2008)

99.6	Form of Stock Purchase Agreement dated June 15, 2010 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 17, 2010)

99.7	Form of Stock Purchase Agreement dated February 17, 2012 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 21, 2012)

99.8	Form of Stock Purchase Agreement dated March 22, 2013 (including Form of Common Stock Warrant as Exhibit A thereto) (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 26, 2013)

CUSIP No. 78645Y102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2013	/s/ Jane Hsiao, Ph. D.
Jane Hsiao, Ph. D.

CUSIP No. 78645Y102

EXHIBIT INDEX

Exhibit Number	Description

99.5	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 29, 2008)

99.6	Form of Stock Purchase Agreement dated June 15, 2010 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 17, 2010)

99.7	Form of Stock Purchase Agreement dated February 17, 2012 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 21, 2012)

99.8	Form of Stock Purchase Agreement dated March 22, 2013 (including Form of Common Stock Warrant as Exhibit A thereto) (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 26, 2013)